THE PREFERRED GROUP OF MUTUAL FUNDS
Record of Securities Purchased under the Trust's Rule 10f-3 Procedures


 Sub-adviser: J.P. Morgan Investment Management Inc.

 Fund:  Preferred Fixed Income Fund

 Securities are: (Select one)

 Part of an issue registered under the Securities Act of 1933 which is being
 offered to the public    YES

 "Municipal securities" as defined in Section 3(a)(29) of the Securities Exchange Act of 1934

 Part of an "Eligible Foreign Offering" as defined in Rule 10f-3 under the Investment Company Act of 1940

 Part of an "Eligible Rule 144A Offering" as defined in Rule 10f-3 under the Investment Company Act of 1940

 Issuer: Sears Roebuck Acceptance Corp.

 Description of Security: 6% Notes due March 20, 2003

 Date of Purchase: 03-13-98

 Underwriter from whom purchased: Bear Stearns & Co.

 Name of Affiliated Underwriter managing or participating in syndicate (attach list of all members of syndicate): J.P. Morgan Securities Inc. - please see Schedule A.

 Aggregate principal amount of purchase [this amount; when added to purchases by other investment companies for whom CIML or the relevant sub-adviser act as adviser, may not exceed 25% of (10)]: 0.25%

 Aggregate principal amount of the offering of the class of securities being offered (for purchases in the Eligible Rule 144A Offering, the total of (i) the principal amount of the offering sold by underwriters or members of the syndicate to qualified institutional buyers plus (ii) the principal amount of the offering of such class in any concurrent public offering): $1,000,000,000

 Aggregate principal amount of offering: $1,000,000,000

 Purchase price, net of fees and expenses [may not exceed (14)]: 99.342

 Date offering commenced: 03-13-98

 Public offering price: 99.342

 Was it purchased prior to close to first full business day after offering commenced (or, if a rights offering, the securities were purchased on the fourth day preceding the day on which the offering terminated)?: YES

 Commission, spread or profit: 0.35%

 Have the following conditions been satisfied?

 The purchase price did not exceed the offering price? YES

 The underwriting was a firm commitment underwriting? YES

 The commission, spread or profit was reasonable and fair in relation to that being received by others for underwriting similar securities during the same period? YES

 (For securities that are not municipal securities) The issuer has been in continuous operation for not less than three years, including the operations of any predecessors? YES

 (For municipal securities only) The issue of securities has received an investment grade rating from a nationally recognized statistical rating organization or, if the issuer or entity supplying the revenues from which the issue is to be paid shall have been in existence less than three years (including any predecessors), it has received one of the three highest ratings from at least one such rating service? N/A

 The amount of such securities purchased by all of the investment companies advised by the sub-adviser(s) to the Fund purchasing such securities did not exceed (10)? YES

 No Affiliated Underwriter was a direct or indirect participant in the sale? YES


Submitted by:        /s/ Dan Anniello                   Date:            4/15/98




Schedule A
Members of the Underwriting Syndicate


Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Bear Stearns & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co.
Salomon Brothers Inc.